SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-6811

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of presentation materials that were presented at meetings held for the benefit of Omniture, Inc.’s employees on September 16, 2009.

Adobe to Acquire Omniture Josh James CEO & Co-Founder, Omniture +

What Was Announced Definitive Agreement Valued at approx. $1.8 billion Tender offer to acquire all outstanding common stock for $21.50/share Targeted closing by end of Adobe’s Q4

What It Means to Omniture?

What It Means to You? Adobe is buying the business Strategic investment to fuel growth

Adobe is #11 on the Fortune 100 Best Employer List What Makes a Fortune 100 Best Company Adobe Compelling Culture Adobe’s Values: Genuine, Exceptional, Innovative, Involved Professional Training and Development Education reimbursement Function-specific training and employee summits Compensation and Saving for Retirement Matching 401k Equity awards and employee stock purchase plan Health and Wellness Very competitive health benefits and adoption benefits Fitness/wellness program Time Away Company Sabbatical program Cool Perks Discounts on Adobe products On-site services and matching gift program Omniture employees will transition over time to certain Adobe benefits

Strategic Rationale – Omniture + Adobe Together we ‘complete the loop’ Adobe’s tools and ubiquitous client reach help customers create and deliver engaging content and experiences The addition of Omniture will help customers measure, analyze and optimize those experiences—creating a continuous feedback loop

More value for publishers, advertisers, retailers, designers and developers Greater enterprise mission-critical relevance Expands addressable market & growth into Internet advertising, e-commerce, and digital media Adds SaaS expertise and revenue model Benefits to Omniture Global scale Credibility of Adobe brand Integrate with Adobe content tools to meet customer needs Measurement and optimization into user playback experience New geos and markets Strategic Rationale – Omniture + Adobe Benefits to Adobe

What Adobe Likes about Omniture Our team’s talent and expertise Our passion Maniacal customer focus Product leadership and innovation Our culture

Our Vibrant Culture [Redacted Photo of Employee]

Our Innovation [Redacted photo of employees]

Mean People Suck [Redacted Photos of Employees]

Sense of Fun [Redacted Photos of Employees]

Hyper-Competitiveness [Redacted photos of Employees]

[LOGO]

Adobe is an Industry Leader Key Information Adobe Market Business, creative and mobile software solutions Ticker Symbol ADBE Market Cap $18.19 billion market (as of 9/11/09) Headquarters San Jose, California Employees Approx. 7,560 worldwide FY 08 Revenue US $3.58 billion (FYE Nov. 28, 2008) Customers Creative professionals; publishers, syndicators and merchandisers; enterprises; knowledge workers; and application developers worldwide

Adobe is a Global Powerhouse 5,700+ 900+ 750+ UNITED STATES EUROPE ASIA PACIFIC Employees: 7,560 globally

Next Steps Focus on “Business as Usual” Adobe executive team on-site on Monday, 21st Stock Communication On-going Informational Exchanges with Employees

Additional Information and Where to Find It This material is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture's common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission. In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Scheduled 14D-9 with respect to the tender offer. Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov , from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture's stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.